UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 18 2012

BHP BILLITON LIMITED (ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	BHP BILLITON PLC (REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: September 18 2012	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary

If undeliverable please return to: Computershare Investor Services Pty Limited POSTAGE GPO Box 782 Melbourne Vic 3001 Australia PAID AUSTRALIA BHP Billiton Limited Shareholder Pack 2012 Information online General information on BHP Billiton and the 2012 Annual Report, Summary Review, Sustainability Report and Notice of Meeting can be found online at www.bhpbilliton.com You can also vote online via www.bhpbilliton.com or at www.investorvote.com.au 151716_01BYQA

All correspondence to: BHP Billiton Share Registrar Computershare Investor Services Pty Limited GPO Box 782 Melbourne Victoria 3001 Australia Questions from Shareholders The Annual General Meeting (AGM) of BHP Billiton Limited will be held at the Sydney Convention Centre, Darling Harbour, Sydney NSW on Thursday, 29 November 2012 at 10.30am (Sydney time). Shareholders who are unable to attend the meeting or who may prefer to register questions in advance, are invited to do so. This form is provided as a convenient way to submit any questions you may have. Please return your completed question form to our Share Registrar, Computershare Investor Services Pty Limited, GPO Box 782, Melbourne VIC 3001, or by facsimile to 1800 783 447 (outside Australia +61 3 9473 2555) by Thursday, 22 November 2012. The envelope provided for the return of your proxy form may also be used for this purpose. You may also submit written questions to the auditor if the questions are relevant to the content of the auditor’s report or the conduct of the audit of the financial report to be considered at the AGM. We will endeavour to address the more frequently raised questions during the course of the AGM. The most frequently asked questions, together with answers, will be made available at www.bhpbilliton.com. Question(s): Please mark if it is a question directed to the auditor 1 2 3 4 5 Thank you for your time. BHP Billiton Limited member of the BHP Billiton Group which is headquartered in Australia Registered in Australia ABN 49 004 028 077 151716_01BYQA

BHP Billiton Limited Registered in Australia ABN 49 004 028 077 Proxy Form All correspondence to: Computershare Investor Services Pty Limited GPO Box 782 Melbourne Victoria 3001 Australia Enquiries (within Australia) 1300 656 780 (outside Australia) +61 3 9415 4020 Facsimile (within Australia) 1800 783 447 Facsimile (outside Australia) +61 3 9473 2555 LODGEMENT OF YOUR PROXY FORM This proxy form must be received by 10.30am (Sydney time) on Tuesday, 27 November 2012 Any proxy form (and any Power of Attorney under which it is signed) received after that time will not be valid for the scheduled meeting. How If you are to unable complete to attend this the proxy Annual General form Meeting to be held in Sydney on Thursday, 29 November 2012 at 10.30am (Sydney time), you are encouraged to appoint a person or body corporate who will attend as your proxy and exercise your right to vote your shares. Note that if you appoint a body corporate as your proxy, the body corporate should appoint a person as its representative at the Annual General Meeting in accordance with section 250D of the Corporations Act. A Appointment shareholder is entitled of a second to appoint up proxy to two proxies (whether shareholders or not) to attend the meeting and vote. A separate proxy form should be used for each proxy appointment. An additional proxy form will be supplied on request. If Directing you wish to your direct your proxy proxy how how to to vote vote (or to abstain from voting) on any resolution, place a mark (“X”) in the “For”, “Against” or “Abstain” box for each resolution. If proxy you not mark to more vote on than your one behalf box on on a a resolution, poll and your your votes vote will on that not be resolution counted will in computing be invalid. the If you required mark the majority. “Abstain” box for a particular resolution, you are directing your The IMPORTANT key management NOTE: personnel (‘KMP’) of BHP Billiton (which includes each of the Directors) will not be able to vote as your proxy on Items 19 and 20 unless you tell remuneration them how of to the vote KMP. or, if If the you Chairman intend to of appoint the Meeting a member is your of proxy, the KMP you as expressly your proxy, authorise you can him direct to vote them even to vote though for or Items against 19 and or to 20 abstain are connected from voting with on the Items 19 and 20 by marking the appropriate boxes on the proxy form. Signing You must sign Instructions this proxy form as follows in the spaces provided: Joint Individual: holding: Where Where the the holding holding is in is one in more name, than the one proxy name, form all must of the be signed shareholders by the should shareholder sign. or the shareholder’s attorney. previously Power of Attorney: lodged this To document sign under for Power notation, of Attorney, please attach you must a certified have already photocopy lodged of the the Power Power of of Attorney Attorney to with this the proxy Share form Registrar when you for return notation. it. If you have not to Companies: section 204A Where of the the Corporations company has Act a 2001) Sole Director does not who have is a also Company the Sole Secretary, Company a Secretary, Sole Director this can proxy sign form alone. must Otherwise be signed this by that proxy person. form must If the be company signed by (pursuant a If Director a representative jointly with of either a company another shareholder Director or a or Company a company Secretary. proxy is to Please attend indicate the meeting the office the appropriate held by signing “Appointment in the appropriate of Corporate place. Representative Form” should be produced prior to admission. This form may be obtained from the Share Registrar. Internet Go to and Mobile voting your smartphone. www.bhpbilliton. To access com or these www. services investorvote. you com. will require au then the follow Control the instructions. Number, your You Securityholder can also go directly Reference to investorvote. Number (SRN) com. or au Holder by scanning Identification the QR Number Code below (HIN), with and postcode, each of which is printed at either the top or bottom of this form. Telephone: Any questions? (within Australia) 1300 656 780; (outside Australia) +61 3 9415 4020 if you have any questions on how to complete this proxy form or you would like an additional proxy form. Documents may be lodged: VIA THE INTERNET www.bhpbilliton.com or www.investorvote.com.au (refer internet and mobile voting instructions above) BY SMARTPHONE Scan QR Code BY MAIL OR FAX Computershare Share Registrar Investor Services GPO Pty Limited Box 782 Melbourne Victoria 3001 Australia Outside Within Australia Australia 1800 +61 783 3 9473 447 2555 IN PERSON Share Registrar Computershare Investor Services Pty Limited, Yarra Falls, 452 Johnston Street, Abbotsford Melbourne Victoria 3067 Australia 151716_01BYQA

bhpbilliton

resourcing the future

Appointment of Proxy

I/We being a member/s of BHP Billiton Limited and entitled to attend and vote hereby appoint

X the Chairman of the Meeting (mark box with an 'X') **OR** [ ] Write here the name of the person (or body corporate) you are appointing if this person **is someone other than** the Chairman of the Meeting.

or failing attendance at the Meeting of the person or body corporate named above, or if no person is named, the Chairman of the Meeting, to act generally at the Meeting on my/our behalf and to vote in accordance with the directions on this proxy form or, if no directions have been given and to the extent permitted by law, as he or she sees fit, at the Annual General Meeting of BHP Billiton Limited to be held at the Sydney Convention Centre, Darling Harbour, Sydney NSW on Thursday, 29 November 2012 at 10.30am (Sydney time) and at any adjournment or postponement thereof.

IMPORTANT NOTE:

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business. If the Chairman of the Meeting is your proxy (or becomes your proxy by default), by signing and returning this form you expressly authorise the Chairman to exercise your proxy on **Items 19 and 20** even though the items are connected with the remuneration of a member of key management personnel. If you appoint the Chairman of the Meeting as your proxy you can direct the Chairman to vote for or against or abstain from voting on **Items 19 and 20** by marking the appropriate box below.

Please Note: to fully inform shareholders in exercising their right to vote, please be aware that if the Chairman of the Meeting is appointed as your proxy (or becomes your proxy by default), the Chairman of the Meeting intends to vote available proxies in the manner set out beside each resolution:

Voting directions to your proxy

Please mark [X] (within the box) to indicate your directions

			For	Against	Abstain
For	1	To receive the 2012 Financial Statements and Reports for BHP Billiton Limited and BHP Billiton Plc	[ ]	[ ]	[ ]
For	2	To elect Pat Davies as a Director of each of BHP Billiton Limited and BHP Billiton Plc	[ ]	[ ]	[ ]
For	3	To re-elect Malcolm Broomhead as a Director of each of BHP Billiton Limited and BHP Billiton Plc	[ ]	[ ]	[ ]
For	4	To re-elect Sir John Buchanan as a Director of each of BHP Billiton Limited and BHP Billiton Plc	[ ]	[ ]	[ ]
For	5	To re-elect Carlos Cordeiro as a Director of each of BHP Billiton Limited and BHP Billiton Plc	[ ]	[ ]	[ ]
For	6	To re-elect David Crawford as a Director of each of BHP Billiton Limited and BHP Billiton Plc	[ ]	[ ]	[ ]
For	7	To re-elect Carolyn Hewson as a Director of each of BHP Billiton Limited and BHP Billiton Plc	[ ]	[ ]	[ ]
For	8	To re-elect Marius Kloppers as a Director of each of BHP Billiton Limited and BHP Billiton Plc	[ ]	[ ]	[ ]
For	9	To re-elect Lindsay Maxsted as a Director of each of BHP Billiton Limited and BHP Billiton Plc	[ ]	[ ]	[ ]
For	10	To re-elect Wayne Murdy as a Director of each of BHP Billiton Limited and BHP Billiton Plc	[ ]	[ ]	[ ]
For	11	To re-elect Keith Rumble as a Director of each of BHP Billiton Limited and BHP Billiton Plc	[ ]	[ ]	[ ]
For	12	To re-elect John Schubert as a Director of each of BHP Billiton Limited and BHP Billiton Plc	[ ]	[ ]	[ ]
For	13	To re-elect Shriti Vadera as a Director of each of BHP Billiton Limited and BHP Billiton Plc	[ ]	[ ]	[ ]
For	14	To re-elect Jac Nasser as a Director of each of BHP Billiton Limited and BHP Billiton Plc	[ ]	[ ]	[ ]
For	15	To reappoint KPMG Audit Plc as the auditor of BHP Billiton Plc	[ ]	[ ]	[ ]
For	16	To renew the general authority to issue shares in BHP Billiton Plc	[ ]	[ ]	[ ]
For	17	To approve the authority to issue shares in BHP Billiton Plc for cash	[ ]	[ ]	[ ]
For	18	To approve the repurchase of shares in BHP Billiton Plc	[ ]	[ ]	[ ]
For	19	To approve the 2012 Remuneration Report	[ ]	[ ]	[ ]
For	20	To approve the grant of Long-Term Incentive Performance Shares to Marius Kloppers	[ ]	[ ]	[ ]

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Individual/Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ________ Contact Daytime Telephone ________ Date / /

B H P B 1 5 1 7 1 6 A XX

In addition to signing the proxy form in the above box(es) please provide the information above in case we need to contact you.